SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 13E-3
                     Rule 13e-3 Transaction Statement under
                  Section 13(e) of the Securities Act of 1934

                            NTS-Properties Plus Ltd.
                              (Name of the Issuer)

                            NTS-Properties Plus Ltd.
                        NTS - Properties Plus Associates
                      (Name of Person(s) Filing Statement)

                          Limited Partnership Interests
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                       Of NTS - Properties Plus Associates
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
      (Name, Address and Telephone Numbers of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                    Copy to:

                             Mark R. Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

         This statement is filed in connection with (check the appropriate box):

          a.[ ]The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14-101) or Rule 13e-3 (C)
     (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

          b.[ ]The filing of a registration statement under the Securities Act of 1933.

          c.[X] A tender offer.

          d.[ ] None of the above.

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

          Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction Valuation: $702,955.90 *     |     Amount of Filing Fee: $140.59 **
--------------------------------------------------------------------------------




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* The transaction valuation was calculated by multiplying 611,266, the number of limited partnership interests sought in the tender offer, by the purchase price of $1.15 per interest.

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11equals 1/50th of 1% of the transaction valuation.

[X] Check box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:     $140.59
         Form or Registration No.:   Schedule TO
         Filing Party:               ORIG, LLC, J.D. Nichols, and Brian F. Lavin
         Date Filed:                 November 30, 2000









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         This Rule 13e-3  Transaction  Statement  on Schedule  13E-3  ("Schedule
13E-3") is being filed jointly by NTS-Properties Plus Ltd. (the "Partnership") and NTS-Properties Plus Associates (the "General Partner") in connection with an Offer to Purchase dated November 30, 2000 (the "Offer to Purchase") by ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership and the General Partner. A Tender Offer Statement on Schedule TO (the "Schedule TO") was filed by ORIG, J.D. Nichols, and Brian F. Lavin on November 30, 2000. The information set forth in the Offer to Purchase, including all appendices thereto, and the Schedule TO is incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Offer to Purchase and the appendices thereto and the Schedule TO.

Item 1.  Summary Term Sheet.

The information contained in the Offer to Purchase under the heading "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)  Name and Address. The information contained under the "INTRODUCTION" and in
     Part II, Section 10 of the Offer to Purchase is incorporated herein by reference.

(b) Securities. The information contained under the heading "INTRODUCTION" in the Offer to Purchase is incorporated herein by reference.

(c)  Trading  Market and Price.  The  information  contained  under the  heading
     "INTRODUCTION"  in  the  Offer  to  Purchase  is  incorporated   herein  by
     reference.

(d) Dividends. The information contained in Part II, Section 7 of the Offer to Purchase is incorporated herein by reference.

(e)  Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information contained in Part I, Section 5 of the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a) Name and Address. The information contained in Part II, Section 10 of the Offer to Purchase and in Item 3(a) of the Schedule TO is incorporated herein by reference.

(b)  Business and Background of Entities.  The information contained in Part II,
     Section 10 of the Offer to Purchase and in Item 3(b) of the Schedule TO is incorporated herein by reference.

(c)  Business and Background of Natural  Persons.  The information  contained in
     Part II, Section 10 of the Offer to Purchase and in Item 3(c) to the Schedule TO is incorporated herein by reference.



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Item 4.  Terms of the Transaction.

(a) Material Terms. The information contained under the heading "INTRODUCTION" and in Part II, Sections 2, 3, 4, 5, 11 and 13 of the Offer to Purchase is incorporated herein by reference.

(c)  Different Terms. None.

(d) Appraisal Rights. The information contained in Part I, Section 4 of the Offer to Purchase is incorporated herein by reference.

(e)  Provisions for Unaffiliated Securities Holders. None.

(f)  Eligibility for listing or trading. Not applicable.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

(a) Transactions. The information contained in Part I, Section 5 of the Offer to Purchase is incorporated herein by reference.

(b) Significant Corporate Events. The information contained in Part I, Sections 1 and 5 of the Offer to Purchase is incorporated herein by reference.

(c) Negotiations or Contacts. The information contained in Part I, Sections 1 and 5 of the Offer to Purchase is incorporated herein by reference.

(e)  Agreements Involving the Subject Company's Securities. None.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information contained in Part II, Section 5 of the Offer to Purchase is incorporated herein by reference.

(c) (1) - (8). The information contained under the heading "INTRODUCTION" and in Part I, Sections 4 and 7, and Part II, Section 1 of the Offer to Purchase is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a)  Purposes. The information contained under the heading "INTRODUCTION" and in
     Part I, Section 4 of the Offer to Purchase is incorporated herein by reference.

(b) Alternatives. The information contained in Part I, Sections 1 and 2 is incorporated herein by reference.

(c) Reasons. The information contained in Part I, Sections 1, 2 and 4 is incorporated herein by reference.



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(d)  Effects.  The  information  contained  in Part I,  Section  7 and  Part II,
     Sections 1 and 8 of the Offer to Purchase are incorporated herein by reference.

Item 8.  Fairness of the Transaction.

(a) Fairness. The information contained in the Offer to Purchase under the heading "INTRODUCTION" and Part I, Section 2 of the Offer to Purchase is incorporated herein by reference.

(b)  Factors Considered in Determining  Fairness.  The information  contained in
     Part I, Section 2 of the Offer to Purchase is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in Part I, Section 2 of the Offer to Purchase is incorporated herein by reference.

(d) Unaffiliated Representative. The general partner has not retained an unaffiliated representative to act solely on behalf of unaffiliated limited partners for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the transaction.

(e)  Approval of Directors. Not applicable.

(f)  Other Offers. None.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information contained under the heading "INTRODUCTION" and in Part I, Sections 2 and 3 of the Offer to Purchase is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the offer to purchase under the heading "INTRODUCTION" and
     Part I, Sections 2 and 3 of the Offer to Purchase is incorporated herein by reference.

(c) Availability of Documents. The information contained in Part I, Section 3 of the Offer to Purchase is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information contained in Part II, Section 9 of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information contained in Part II, Section 9 of the Offer to Purchase is incorporated herein by reference.

(c) Expenses. The information contained in Part II, Sections 8 and 9 of the Offer to Purchase is incorporated herein by reference.



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(d)  Borrowed  Funds.  The  information  contained in Part II,  Section 9 of the
     Offer to Purchase is incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company.

(a)  Securities   Ownership.   The  information   contained  under  the  heading
     "INTRODUCTION" in the Offer to Purchase and in Item 8(a) of the Schedule TO is incorporated herein by reference.

(b)  Securities Transactions. The information contained in Part I, Section 5 and
     Part II, Section 12 of the Offer to Purchase is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-private Transaction. The information contained under the heading "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

(e)  Recommendation  of Others.  The  information  contained  under the  heading
     "INTRODUCTION" and in Part I, Section 2 of the Offer to Purchase is incorporated herein by reference.

Item 13.  Financial Statements.

The information contained in Item 10 of the Schedule TO and in Appendix A of the Offer to Purchase is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations  or  Recommendations.  The information  contained in Part II,
     Section 14 of the Offer to Purchase is incorporated herein by reference.

(b) Employees. The information contained in Part II, Section 9 of the Offer to Purchase is incorporated herein by reference.

Item 15.  Additional Information.

(b)  Other Material Information. None.


Item 16.  Exhibits.

         (a)(1)(i) Form of Offer to Purchase dated November 30, 2000 (including financial statements of ORIG and the Partnership) (incorporated by reference to Exhibit(a)
                           (1)(i) to the Schedule TO).
         (a)(1)(ii) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
         (a)(1)(iii) Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).



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         (a)(1)(iv)        Form of Letter to Limited Partners   (incorporated by
                           reference to Exhibit (a)(1)(iv) of the Schedule TO).
         (a)(1)(v) Substitute Form W-9 with Guidelines (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO).
         (a)(2)            None.
         (a)(3)            None.
         (a)(4)            None.
         (a)(5)            None.
         (b) Loan Agreement dated August 15, 2000, between ORIG, LLC and Bank of Louisville (incorporated by reference to Exhibit (b) to the Schedule TO).
         (c)(1) Appraisal Report by Chapman & Bell dated February 3, 2000 (incorporated by reference to Exhibit (c)(1) to the Schedule TO).
         (c)(2)            Appraisal  Report by  Integra  Chapman  & Bell  dated
                           November  2,  1999   (incorporated  by  reference  to
                           Exhibit (c)(2) to the Schedule TO).
         (c)(3)            Appraisal  Report by  Integra  Chapman  & Bell  dated
                           October  20,  2000   (incorporated  by  reference  to
                           Exhibit (c)(3) to the Schedule TO).
         (c)(4)            Fairness  Opinion  of  Integra  Chapman & Bell  dated
                           October  23,  2000   (incorporated  by  reference  to
                           Exhibit (c)(4) to the Schedule TO).
         (d)(1)            Agreement,   Bill  of  Sale  and   Assignment   dated
                           February, 2000 between ORIG, LLC, Roger M. Kalar, Martha Kalar, David Warshawsky and Marilyn Warshawsky (incorporated by reference to Exhibit (d)(1) to the Schedule TO).
         (d)(2) Guaranty Agreement dated August 15, 2000 between the Bank of Louisville and J.D. Nichols (incorporated by reference to Exhibit (d)(1) to the Schedule TO).
         (d)(3) Guaranty Agreement dated August 15, 2000 between the Bank of Louisville and Brian F. Lavin (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
         (f)               None.
         (g)               None.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    NTS-PROPERTIES PLUS, LTD., a Florida limited partnership

                                    By:  NTS-Properties Plus Associates

                                    By:/s/ J. D. Nichols
                                       -----------------------------------------
                                       J.D. Nichols, Managing General Partner


                                    NTS-PROPERTIES PLUS ASSOCIATES

                                    By: /s/ J. D. Nichols
                                       -----------------------------------------
                                       J. D. Nichols, Managing General Partner









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